Exhibit 99.6

Execution Version

VOTING AND TRANSACTION SUPPORT AGREEMENT FOR COMPANY SECURITYHOLDERS

THIS VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of  January 8, 2023 by and among CHIESI FARMACEUTICI S.P.A., an Italian società per azioni (“Purchaser”), and the securityholder of AMRYT PHARMA PLC, a public limited company incorporated under the laws of England and Wales (the “Company”) listed on Schedule A hereto (“Securityholder”). Capitalized terms used but not defined herein have the respective meanings given to them in the Transaction Agreement (as defined below).

RECITALS:

A. Securityholder is the record or beneficial owner of (i) the securities of the Company (including Company ADSs, Company Share Options, Company RSUs and Company PSUs) as set forth opposite Securityholder’s name on Schedule A hereto (such securities, together with any other securities of the Company or Purchaser acquired by Securityholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the “Subject Securities”) and (ii) 5.00% convertible senior notes due 2025 issued pursuant to the Indenture (the “Company Convertible Notes”).

B. On the terms and subject to the conditions set forth in the Transaction Agreement by and between Purchaser and the Company, dated as of the date hereof (as amended, restated or supplemented from time to time, the “Transaction Agreement”), Purchaser will acquire the entire issued share capital of the Company by means of a court-sanctioned scheme of arrangement (the “Scheme of Arrangement”).

C. In order to induce Purchaser to enter into the Transaction Agreement and in consideration of the execution thereof by Purchaser, Securityholder, solely in Securityholder’s capacity as holder of the Subject Securities and the Company Convertible Notes, has entered into this Agreement and agrees to be bound hereby.

NOW THEREFORE, in consideration of the promises and the covenants and agreements set forth below, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. No Transfer of Subject Securities. During the term of this Agreement, Securityholder shall not cause or permit any Transfer (as defined below) of any of the Subject Securities or enter into any agreement, option or arrangement with respect to a Transfer of any of the Subject Securities. Following the date hereof, during the term of this Agreement and except as required by this Agreement, Securityholder shall not deposit (or permit the deposit of) any Subject Securities in a voting trust or grant any proxy or enter into any voting agreement or similar agreement with respect to any of the Subject Securities or in any way grant any other Person any right whatsoever with respect to the voting or disposition of the Subject Securities (excluding, for the avoidance of doubt, the Depositary). For purposes hereof, a Person shall be deemed to have effected a “Transfer” of Subject Securities if such Person directly or indirectly: (a) sells, pledges, encumbers, grants an option with respect to, transfers, assigns, or otherwise disposes of any Subject Securities, or any interest in such Subject Securities; or (b) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such Subject Securities or any interest therein, in each case other than pursuant to ordinary course prime brokage relationships. Notwithstanding the foregoing, Securityholder may make (i) if Securityholder is an individual, transfers by will or by operation of law or other transfers for estate-planning purposes or charitable purposes, (ii) with respect to Securityholder’s Company Share Options, if any, which expire on or prior to the termination of this Agreement, exercises, transfers, sale, or other disposition of such Company Share Options or, if applicable, Subject Securities on exercise of such Company Share Options to the Company as payment for the (A) exercise price of Securityholder’s Company Share Options and (B) any amount of Tax applicable to the exercise, transfers, sale or other disposition of Securityholder’s Company Share Options, (iii) with respect to Securityholder’s Company RSUs, if any, (A) cancellation in consideration for the net settlement of Securityholder’s Company RSUs settled in Subject Securities (to pay any amount of Tax required to deduct and withhold with respect to the cancellation of such Company

RSUs) or (B) transfers for receipt upon settlement of such Securityholder’s Company RSU, and the sale of a sufficient number of such Subject Securities acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate amount of Tax payable by Securityholder as a result of such settlement, (iv) with respect to Securityholder’s Company PSUs, if any, (A) cancellation in consideration for the net settlement of Securityholder’s Company PSUs settled in Subject Securities (to pay any amount of Tax required to deduct and withhold with respect to the cancellation of such Company PSUs) or (B) transfers for receipt upon settlement of such Securityholder’s Company PSU, and the sale of a sufficient number of such Subject Securities acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate amount of Tax payable by Securityholder as a result of such settlement, (v) if Securityholder is a partnership or limited liability company, a transfer to one or more partners or members of Securityholder or to an affiliated corporation, trust or other entity under common control with Securityholder, or if Securityholder is a trust, a transfer to a beneficiary, (vi) transfers to a transferee that has signed a voting agreement with terms no less favorable to Purchaser than this Agreement, (vii) the exchange of Company ADSs for Company Ordinary Shares, or vice versa, in accordance with the Deposit Agreement, or (viii) the issuance of Company Ordinary Shares or Company ADSs pursuant to the Indenture; provided that, in each of (i), (iii), (iv) and (v) above, as a condition to such transfer the transferee agrees in writing to be bound by the terms and conditions of this Agreement; provided further that, for the avoidance of doubt, Company Ordinary Shares or Company ADSs issued pursuant to clause (vii) or (viii) above shall immediately constitute Subject Securities hereunder. If any voluntary or involuntary transfer of any Subject Securities covered hereby shall occur (including a transfer or disposition permitted by Section 1(i) through Section 1(viii), sale by a Securityholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Securityholder and has not executed a counterpart hereof or joinder hereto.

2. Agreement to Vote Shares. At any meeting of Company Shareholders or at any adjournment thereof, in any action by written consent or in any other circumstances upon which Securityholder’s vote, consent or other approval is sought, Securityholder shall vote (or cause to be voted), as applicable, all of the Subject Securities then owned by the Securityholder that are then entitled to be voted: (a) in favor of: (i) the Scheme of Arrangement at the Scheme Meeting (or any adjourned meeting thereof), (ii) the Company Shareholder Resolution at the Company GM (or any adjourned meeting thereof);
(iii) any proposal to adjourn or postpone any such meeting to a later date if there are not sufficient votes to approve the Scheme of Arrangement and/or the Company Shareholder Resolution; and (iv) any other resolution necessary or desirable to implement the Transactions, and (b) against: (i) any resolution to approve an Acquisition Proposal (including any resolution to approve a scheme of arrangement relating thereto) or any of the transactions contemplated thereby, (ii) any action, proposal, transaction, or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Company under the Transaction Agreement or of Securityholder under this Agreement, and (iii) any action, proposal, transaction, or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Transactions or the fulfillment of the conditions to Closing under the Transaction Agreement. Securityholder agrees that the Subject Securities then owned by the Securityholder that are entitled to be voted shall be voted (or caused to be voted) as set forth in the preceding sentence whether or not such Securityholder’s vote, consent or other approval is sought on only one or on any combination of the matters set forth in this Section 2 and at any time or at multiple times during the term of this Agreement.

3. Opportunity to Review. Securityholder acknowledges receipt of the Transaction Agreement and represents that he, she, or it has had (a) the opportunity to review, and has read, reviewed and understands, the terms and conditions of the Transaction Agreement and this Agreement, and (b) the opportunity to review and discuss the Transaction Agreement, the Transactions and this Agreement with his, her or its own advisors and legal counsel.

4. Confidentiality and Public Disclosure. From the date of this Agreement until the Closing, the Securityholder shall not make any public announcements regarding this Agreement, the Transaction Agreement or the transactions contemplated hereby or thereby; provided, however, that nothing herein shall be deemed to prohibit such public announcement (a) that the Company and Purchaser agree upon,
(b) that the Securityholder deems necessary or appropriate under Applicable Law or (c) required by obligations pursuant to any listing agreement with any national securities exchange or stock market. Securityholder hereby authorizes Purchaser and the Company to publish and disclose its identity and ownership of the Subject Securities and the nature of its obligations under this Agreement in the initial press release contemplated by Section 7.3 of the Transaction Agreement, any announcement or disclosure required by Applicable Law, the Court or the SEC and in the Forms of Proxy or the Scheme Circular.

5. Representations and Warranties of Securityholder. Securityholder hereby represents and warrants as follows:

(a) Securityholder (a) is the record or beneficial owner of the Subject Securities, free and clear of any liens, adverse claims, charges or other encumbrances of any nature whatsoever (other than pursuant to (i) restrictions on transfer under applicable securities laws, (ii) this Agreement, (iii) the Deposit Agreement and (iv) ordinary course prime brokerage relationships), and (b) does not beneficially own any securities of the Company (including Company ADSs, options, Company RSUs, Company PSUs or Company Convertible Notes) other than as set forth opposite its name on Schedule A.

(b) Except with respect to obligations under the Company Organizational Documents, as applicable, Securityholder has the sole right to Transfer, to vote (or cause to vote) and to direct (or cause to direct) the voting of the Subject Securities, and none of the Subject Securities are subject to any voting trust or other agreement, arrangement or restriction with respect to the Transfer or the voting of the Subject Securities (other than restrictions on transfer under applicable securities laws), except as set forth in this Agreement, the Transaction Agreement or the Deposit Agreement.

(c) Securityholder (a) if not a natural person, is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and (b) has the requisite corporate, company, partnership or other power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to comply with the terms hereof. The execution and delivery by Securityholder of this Agreement, the consummation by Securityholder of the transactions contemplated hereby and the compliance by Securityholder with the provisions hereof have been duly authorized by all requisite corporate, company, partnership or other action on the part of Securityholder, and no other corporate, company, partnership or other proceedings on the part of Securityholder are necessary to authorize this Agreement, to consummate the transactions contemplated hereby or to comply with the provisions hereof.

(d) This Agreement has been duly executed and delivered by Securityholder, constitutes a valid and binding obligation of Securityholder and, assuming due authorization, execution and delivery by the other parties hereto, is enforceable against Securityholder in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws affecting or relating to creditors’ rights generally, and (b) the availability of injunctive relief and other equitable remedies.

(e) The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with the provisions hereof do not and will not conflict with, or result in (a) any violation or breach of, or default (with or without notice or lapse of time, or both) under, any provision of the organizational documents of Securityholder, if applicable, (b) any material violation or breach of, or default (with or without notice or lapse of time, or both) under any (i) statute, law, ordinance, rule or regulation or (ii) judgment, order or decree, in each case, applicable to Securityholder or its properties or assets, or (c) any material violation or breach of, or default (with or without notice or lapse of time, or both) under any material contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Securityholder is a party or by which Securityholder or Securityholder’s assets are bound, in the case of each of clauses (a) through (c), to the extent such violation, breach or other action would prevent, enjoin or materially delay the performance by such Securityholder of its, his or her obligations under this Agreement.

6. Termination. This Agreement shall terminate automatically upon the earliest of (a) as to the Securityholder, the Effective Time, (b) such date and time as the Transaction Agreement shall be terminated in accordance with Article IX thereof, (c) as to Securityholder, such date and time as any amendment or change to the Transaction Agreement is effected without the Securityholder’s prior written consent that (A) decreases the amount, or changes the form, of consideration (including changing any of the terms of the CVR Agreement) payable under the Transaction Agreement or (B) changes the treatment of the Company Convertible Notes under the Transaction Agreement (including the treatment of any Company Ordinary Shares or Company ADS issuable upon conversion of the Company Convertible Notes), whether by changing Section 6.6(a) of the Transaction Agreement or any other sections of the Transaction Agreement of which the holders of Company Convertible Notes are third party beneficiaries, changing the terms of the Company Shareholder Resolution or the Scheme of Arrangement attached to the Transaction Agreement as of the date hereof, or otherwise; provided, that such termination shall only be effective if Securityholder provides Purchaser with written notice of such termination within ten Business Days after the Securityholder is notified in writing by the Purchaser of such amendment or change, or (d) as to Securityholder, the written agreement of Purchaser and Securityholder. In the event of the termination of this Agreement, this Agreement shall forthwith become null and void, there shall be no liability on the part of any of the parties, and all rights and obligations of each party hereto shall cease; provided, however, that
(i) no such termination of this Agreement shall relieve any party hereto from any liability for any Fraud or Willful Breach of any provision of this Agreement prior to such termination and (ii) Sections 9 through 16 shall survive such termination, and in the case of Section 10, only with respect to specific performance of the other surviving provisions. Notwithstanding the foregoing, Section 1 shall terminate on the End Date, as such term is defined in the Transaction Agreement as in effect on the date hereof, including as such date may be extended pursuant to Section 9.1(b)(i) thereof.

7. No Solicitation; General Covenants.

(a) Subject to Section 9, Securityholder shall not, and shall cause its Subsidiaries, directors, officers and other controlled Affiliates not to, and direct its external advisors not to: (a) solicit, seek, initiate, knowingly encourage, or knowingly facilitate any inquiries regarding, or the making of, any submission or announcement of a proposal or offer that constitutes, or is reasonably likely to lead to, any Acquisition Proposal; (b) engage in, continue, or otherwise participate in any discussions or negotiations regarding any proposal or offer that constitutes, or is reasonably likely to lead to, any Acquisition Proposal;
(c) enter into any agreement, agreement in principle, letter of intent, memorandum of understanding, or similar arrangement with respect to an Acquisition Proposal; or (d) take any action that a Representative of the Company is prohibited from taking pursuant to Section 6.2(a) of the Transaction Agreement. Notwithstanding the foregoing, Securityholder may (and may permit its Affiliates and its and its Affiliates’ Representatives to) participate in discussions and negotiations with any Person making an Acquisition Proposal (or its Representatives) with respect to such Acquisition Proposal if the Company is permitted to engage in discussions or negotiations with such Person in accordance with Section 6.2 of the Transaction Agreement.

(b) Securityholder shall not (i) enter into any contract that violates or conflicts in any material respect with or would reasonably be expected to violate or conflict in any material respect with, or result in or give rise to a violation of or conflict in any material respect with, the Securityholder’s representations, warranties, covenants and obligations under this Agreement or (ii) take any action that would be reasonably expected to restrict or otherwise affect in any material respect the Securityholder’s legal power, authority and right to comply with and perform the Securityholder’s covenants and obligations under this Agreement.

8. No Agreement as Director or Officer. Securityholder makes no agreement or understanding in this Agreement in Securityholder’s capacity as a director or officer of the Company or any of their respective subsidiaries (if Securityholder holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by Securityholder in Securityholder’s capacity as such a director or officer, including in exercising rights under the Transaction Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; or (b) will be construed to prohibit, limit, or restrict Securityholder from exercising Securityholder’s fiduciary duties as an officer or director to the Company or the Company Shareholders.

9. Successors, Assigns and Transferees Bound. Without limiting Section 1 hereof in any way, each Securityholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Securities from the date hereof through the termination of this Agreement and shall, to the extent permitted by Applicable Laws, be binding upon any Person to which legal or beneficial ownership of the Subject Securities shall pass, whether by operation of law or otherwise, including Securityholder’s heirs, guardians, administrators, successors or permitted assigns, and Securityholder further agrees to take all reasonable actions necessary to effectuate the foregoing.

10. Remedies. Each party hereto acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by it, and that any such breach would cause the non-breaching party irreparable harm. Accordingly, each party hereto agrees that in the event of any breach or threatened breach of this Agreement, the non-breaching party, in addition to any other remedies at law or in equity each may have, shall be entitled to equitable relief, including injunctive relief and specific performance, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.

11. Notices. All notices and other communications hereunder shall be in writing (including electronic mail) and shall be deemed to have been duly given in accordance with the terms of the Transaction Agreement and addressed to the respective parties as follows: if to Purchaser, to its address or electronic mail address set forth in Section 10.1 of the Transaction Agreement and if to Securityholder, to the address or electronic mail address set forth on Schedule A hereto or to such other address or electronic mail address as such party may hereafter specify for the purpose of providing notice to the other party hereto.

12. Severability. Any provision hereof that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Applicable Law, each party hereby waives any provision of Applicable Law that renders any such provision prohibited or unenforceable in any respect.

13. Entire Agreement/Amendment. This Agreement (including the provisions of the Transaction Agreement referenced herein) represents the entire agreement of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may not be amended, modified, altered or supplemented except by means of a written instrument executed and delivered by the parties hereto.

14. Governing Law. This Agreement, and all disputes, claims, actions, suits or proceedings based upon, arising out of or related to this Agreement or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or principles that would result in the application of the law of any other state or jurisdiction Each of the parties irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement, the transactions contemplated hereby or the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement, the transactions contemplated hereby or the rights and obligations arising hereunder brought by the other parties or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereby irrevocably and unconditionally submits with regard to any such action or proceeding for itself and in respect of its property to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Law, any claim that
(i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by Applicable Law, each of the parties hereby consents to the service of process in accordance with Section 11 in any action relating to this Agreement or any of the transactions contemplated by this Agreement; provided, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14.

15. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board of Directors of the Company has approved, for purposes of any applicable anti-takeover laws and regulations and any applicable provision of the Company Organizational Documents, the Transaction Agreement and the Transactions, (b) the Transaction Agreement is executed by all parties thereto, and
(c) this Agreement is executed by all parties hereto.

16. Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile, by email with .pdf attachments, or by other electronic signatures (including, DocuSign and AdobeSign), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

RORY P. NEALON
/s/ RORY P. NEALON

Signature Page to Voting and Support Agreement

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

Chiesi Farmaceutici S.p.A.
By:	/s/ Marco Vecchia
Name:	Marco Vecchia
Title:	CEO ad interim
Group General Counsel

Signature Page to Voting and Support Agreement